GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GAM Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Rockefeller Plaza, 21st Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Flaherty	212-407-4621	jack.flaherty@gam.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

730 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Flaherty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GAM Services, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: John Flaherty

Title: Investment Director

See Attached Notary

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

On March 29, 2022 before me, Deborah L Deutscher, Notary Public
Date / Here Insert Name and Title of the Officer

personally appeared John Flaherty
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.



DEBORAH L. DEUTSCHER
Notary Public - California
Ventura County
Commission # 2292893
My Comm. Expires Jul 9, 2023

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Deborah L Deutscher
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

M1304-09 (11/20)

GAM SERVICES INC.

Financial Statements
and Supplemental Information

December 31, 2021

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of GAM Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GAM Services Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, Illinois
March 29, 2022

GAM SERVICES INC.

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	321,100
Other assets		31,400
Due from parent company-net		90,600
Total assets	$	443,100

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	47,600
Total liabilities		47,600
Stockholder's equity:		
Common stock, par value $1 per share; authorized 3,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		309,600
Retained earnings		85,800
Total stockholder's equity		395,500
Total liabilities and stockholder's equity	$	443,100

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Operations

Year ended December 31, 2021

Revenues:		
Distribution fees from Parent	$	443,400
Expenses:		
Administrative expenses		200,000
Professional fees		77,000
Other expenses		78,100
Total expenses		355,100
Income before provision for income taxes		88,300
Provision for income taxes		28,500
Net income	$	59,800

See accompanying notes to financial statements.

GAM SERVICES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

	Common stock			Additional paid-in capital		Retained earnings		Total stockholder's equity
	Shares		Par value					
Balance at beginning of year	100	$	100	$	309,600	$	26,000	$	335,700
Net income							59,800		59,800
Balance at end of year	100	$	100	$	309,600	$	85,800	$	395,500

See accompanying notes to financial statements.

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	59,800
Changes in operating in assets and liabilities:		
Increase in due from Parent-net		(90,600)
Increase in other assets		(2,000)
Increase in accrued expenses		13,500
Decrease in due to Parent-net		(6,100)
Net decrease in cash		(25,400)
Cash		
Beginning of year		346,500
End of year	$	321,100
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	-

See accompanying notes to financial statements.

(1) Organization

GAM Services Inc. (the Company), a Delaware corporation, was organized on October 3, 1989. The Company is engaged in the private placement of unaffiliated unregistered funds (the Funds) and generates revenue by providing sales and marketing support to GAM USA Inc. (the Parent), pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority Inc. The Company is a wholly owned subsidiary of GAM USA Inc. which is owned by GAM (Switzerland) Holding AG. The Company's ultimate parent is GAM Holding AG, a Swiss holding company.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which may require the use of management estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company generates revenue by providing sales and marketing service on behalf of the Parent, pursuant to a service agreement, through management fees earned by the Parent with respect to the Funds. Revenue is recognized when control of the service is transferred to the customer in the amount that best reflects the consideration to which the Company expects to be entitled in exchange for the service.

The distribution fees are generally based on a fixed rate, as a percentage, to the net asset value placed with respect to the Funds and are received monthly. As the distribution fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur.

Pursuant to the service agreement, the distribution fees are 50% of the net management fees earned by the Parent. Such management fees are computed based on .45% of the net asset value placed with respect to the Funds.

(c) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns of the Parent. The Company computes its federal, state, and local income taxes on a separate entity basis and is subject to the utilization of tax attributes in the Parent's consolidated income tax provision. Current and deferred tax liabilities and assets are settled with the Parent on a current basis.

GAM SERVICES INC.

Notes to Financial Statements

December 31, 2021

(3) Income Taxes

Pursuant to a tax sharing arrangement with the Parent, which allows for current treatment of all temporary differences, the Company treats such differences as current.

The components of the income tax expense for the year ended December 31, 2021 are:

Federal	$	15,900
State and local		12,600
Total	$	28,500

The effective tax rate of 32% differs from the statutory federal rate of 21% due to state and local income taxes.

As of December 31, 2021, the Company had no uncertain tax positions that are required be recognized or disclosed in the statement of financial condition. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: Federal, New York state and city – 2018.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule. The Company's minimum net capital requirement is the greater of 6-2/3% of the aggregate indebtedness, as defined, or $25,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain provisions of the Rule. At December 31, 2021, the Company was in compliance with this requirement and had net capital, as defined, of $273,500 exceeding the requirements by $248,500. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1 at December 31, 2021.

(5) Concentration of Credit Risk

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Company ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(6) Related Party Transactions

The Company shares certain administrative expenses with its Parent. These administrative expenses are allocated to the Company pursuant to an expense sharing agreement between the parties. The amount incurred by the Company pursuant to this agreement amounted to $200,000 for the year ended December 31, 2021.

The Company earned $443,400 for acting as the selling and private placement agent for the Funds pursuant to a service agreement between the Company and the Parent. Included in due from Parent-net balance of $90,600 at December 31, 2021 is a receivable of $316,400 related to these services and payables totaling $225,800 representing amounts pursuant to the expense sharing and tax sharing agreements.

(7) Subsequent Events

The Company has evaluated events subsequent to December 31, 2021 through March 29, 2022, which represents the date the financial statements were issued. The Company has no subsequent events to report.

SUPPLEMENTAL INFORMATION

GAM SERVICES INC.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2021

Amounts and share in hundreds, except per share amounts

Computation of net capital pursuant to SEC Rule 15c3-1:		
Total stockholder's equity from statement of financial condition	$	395,500
Deduct non allowable assets		(122,000)
Total stockholder's equity qualified for net capital		273,500
Net capital	$	273,500
Aggregate indebtedness:		
Total liabilities per statement of financial condition	$	47,600
Computation of basic net capital requirement:		
Minimum net capital (6-2/3% of aggregate indebtedness)		3,200
Minimum dollar net capital requirement		25,000
Net capital requirement (greater of the above)		25,000
Excess net capital	$	248,500
Ratio of aggregate indebtedness to net capital		0.17 to 1

No reconciliation is required between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2021.

See report of independent registered public accounting firm.

GAM SERVICES INC.

Schedule II - Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under SEC
Rule 15c3-3

As of December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 as the Company's activities are limited to those set forth in circumstances described in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See report of independent registered public accounting firm.

ADDITIONAL REQUIRED INFORMATION



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of GAM Services Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GAM Services Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker dealers, or providing technology or platform services and/or engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GAM Services Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GAM Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, Illinois
March 29, 2022



GAM Services, Inc.

Exemption Report

GAM Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (2) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, _____John Flaherty_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John Flaherty

John Flaherty
GAM Services, Inc.

March 29, 2022

Date